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Hando

Houston, Texas

$0 raised

$150,000 min target

Term Note
Interest Rate : 17.5%
Maturity: 48 months

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Summary
- Top Things to Know
- Investment Highlights
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- Issuer Statement

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Top Things to Know

- Sushi hand rolls – a growing national trend, popular for their efficient presentation and focus on quality ingredients
- Opening in an established neighborhood currently underserved with Japanese dining options
- Full bar offering Japanese spirits, sake, cocktails, and beer will contribute 30% of revenue
- Efficiently designed space specifically engineered to lower operational costs
- Ownership team with 23 combined years of hospitality experience including operations, sales, and ownership

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Investment Highlights

Issuer	Family Meal Group, LLC
Type of Offering	Regulation Crowdfunding
Type of Securities	Term Note
Interest Rate	17.5%
Maturity	48 months
Offered By	NextSeed Securities, LLC

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Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.



